UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

KENSEY NASH CORPORATION

(Name of Subject Company)

KENSEY NASH CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

490057106

(CUSIP Number of Class of Securities)

Joseph W. Kaufmann

Chief Executive Officer

Kensey Nash Corporation

735 Pennsylvania Drive

Exton, Pennsylvania 19341

(484) 713-2100

(Name, Address and Telephone Numbers of Person Authorized to Receive Notice and

Communications on Behalf of the Person Filing Statement)

Copies to:

David R. Shevitz

Mark D. Wood

Katten Muchin Rosenman LLP

525 West Monroe Street, Suite 1900

Chicago, Illinois 60661-3693

(312) 902-5200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2012, as amended by Amendment No. 1 thereto filed with the SEC on June 6, 2012 (as amended, the “Schedule 14D-9”) by Kensey Nash Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Biomedical Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands (“Parent” or “DSM”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company, including the associated Series A Junior Participating Preferred Stock Purchase Right (“Common Stock”), at a purchase price of $38.50 per share, net to seller in cash (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits thereto, as it may be amended and/or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the SEC on May 21, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 2012 (as it may be amended and/or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended and/or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated by reference to the Schedule 14D-9. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subsection captioned “Cautionary Note Regarding Forward-Looking Statements”:

“Expiration of the Offer

The Offer expired at 12:00 midnight, New York City time, at the end of Monday, June 18, 2012 (the “Expiration Time”). According to the depositary in the Offer, as of the Expiration Time, 7,151,081 shares of Common Stock had been validly tendered and not properly withdrawn pursuant to the Offer (276,900 of which were tendered pursuant to notices of guaranteed delivery), which represent approximately 82% of the total outstanding shares of Common Stock (and approximately 79% of the total outstanding shares of Common Stock excluding the shares tendered by notices of guaranteed delivery). Purchaser has accepted for payment, and expects to promptly pay for, all shares of Common Stock validly tendered and not properly withdrawn prior to the Expiration Time pursuant to the Offer.

Purchaser has stated that it intends to exercise the Top-Up Option, pursuant to which the Company will issue and sell to Purchaser, at a price per share equal to the Offer Price, a number of shares of Common Stock that, when added to the number of shares of Common Stock owned by DSM and Purchaser immediately prior to such exercise, constitutes one share more than 90% of the number of shares of Common Stock outstanding (after giving effect to such exercise).

As a result of the purchase of shares of Common Stock in the Offer and the exercise of the Top-Up Option, Purchaser and DSM will own a sufficient number of shares of Common Stock to effect a short-form merger under applicable Delaware law, without a meeting or vote of the Company’s other stockholders. In accordance with the Merger Agreement, DSM and Purchaser have stated that they intend to effect a short-form merger of Purchaser with and into the Company in the next few days. At the Effective Time of the Merger, each share of Common Stock (other than shares held in the treasury of the Company or owned by DSM or any subsidiary of DSM or the Company, or held by stockholders that properly demand and perfect appraisal rights under the DGCL) that was not tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price. In addition, upon completion of the Merger, the Common Stock will cease to be traded on the NASDAQ Global Select Market.

On June 19, 2012, DSM issued a press release announcing the expiration and results of the Offer. A copy of the press release is filed as Exhibit (a)(5)(D) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)	Press Release dated June 19, 2012 (incorporated by reference to Exhibit (a)(5)(I) of Amendment No. 2 to the Schedule TO filed by DSM and Purchaser on June 19, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KENSEY NASH CORPORATION

Date: June 19, 2012	By:	/s/ Joseph W. Kaufmann
	Name:	Joseph W. Kaufmann
	Title:	President, Chief Executive Officer and Secretary